Mail Stop 3720

July 17, 2006

Mr. Neil O. Johnston
Vice President and Chief Financial Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, GA 30328

> **Re**: **Cox Radio, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 1-12187**

Dear Mr. Johnston:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 1. Business, page 3

1.   We note that your license renewal applications for WFOX-FM, WHKO-FM and
        WHIO-AM remain pending due to the application by the FCC of the current
        newspaper/broadcast cross-ownership rule and that you have applied for
        temporary waivers. Tell us how you considered these circumstances in
        determining that these licenses were indefinite-lived assets under SFAS 142.

Financial Statements

4. Acquisitions and Dispositions of Businesses, page 43

2.   Refer to the 2nd to last paragraph of this footnote and explain to us in detail how
        you accounted for this exchange of stations. Also tell us how you calculated the
        $2.9 million loss on loan guarantee related to this transaction.

3.   Refer to the last paragraph of this footnote and explain to us how you accounted
        for the $2 million payment for the option to purchase certain radio stations.
        Please also tell us the facts and circumstances that may require you to pay
        additional fees of up to $10 million and why you do not believe it was necessary
        to accrue this amount at December 31, 2005. Please clarify your disclosure in
        future filings.

6. Property and Equipment, page 44

4.   Taking into consideration the circumstances that caused you to recognize an
        impairment charge on the Birmingham market goodwill, tell us whether you first
        tested your long-lived assets pursuant to SFAS 144. If you did test your long-
        lived assets for impairment, explain to us in why an impairment charge was not
        recognized. If you have not tested your long-lived assets for impairment explain
        to us why not. Please also tell us how you group your long-lived assets for
        purposes of testing your long-lived assets for impairment using the guidance of
        paragraphs 10-12 of SFAS 144.

7. Goodwill and Other Intangible Assets, page 44

5.   We note on page 40 and 45 that you reclassify the costs of signal upgrades from
        other assets to FCC licenses upon the completion of the upgrade. Please tell us in
        more detail what kind of costs you capitalized for these signal upgrades and
        explain to us your basis for capitalizing these costs and classifying them as FCC

licenses. Reference all US GAAP literature that supports your accounting treatment.

6.   We note that you determined in 2005 that approximately $209 million of FCC licenses had been misclassified as goodwill in your balance sheet at December 31, 2004. Describe for us in more detail the nature and cause of this error and confirm whether you re-performed your impairment test for FCC licenses for prior periods.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Neil O. Johnston
Cox Radio, Inc.
July 17, 2006
Page 4

   You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

           Sincerely,

           Larry Spirgel
           Assistant Director